Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

PUBLIC-PRIVATE SECTOR PARTNERSHIP CAN DELIVER WORLD-CLASS MINING INDUSTRY IN DRC

Lubumbashi, DRC, 23 June 2017 - The Democratic Republic of Congo has all the ingredients of a sustainable mining industry but the development of that potential will require a mutually beneficial partnership between the country’s government and the mining sector, Randgold Resources chief executive Mark Bristow said here today.

Speaking during the DRC Mining Week, Bristow said the industry would welcome a review of the DRC’s existing mining code, provided it took the form of an inclusive debate, with government and the mining companies agreed on their needs and objectives, and committed to a long term growth strategy where the main criterion was the profitability of the mines and not their size.

“We trust government will not take the path of two years ago, when it first devised a new code without reference to the industry and then withdrew it when the implications of offering investors a zero return sank in,” he said.

“The DRC has an enormous natural endowment, hard-working people, and an abundance of largely untapped hydropower potential. In fact, it holds all the ingredients for a world-class and continent-leading mining industry which can transform its agriculture-based economy and change the lives and prospects of its people for the better. But the industry is still very young and we will have to work together in a spirit of a long term partnership to make sure that this promising infant is not strangled in its cradle.”

To achieve their objectives, Bristow said, government and industry must each accept and deliver on their specific responsibilities. Government must provide and honour enabling legislation with embedded stability clauses; must invest in infrastructural development or provide tax incentives for this; must manage its resource inventory optimally; and must build the administrative capacity to manage the application of the code effectively and to vet the viability of the projects presented to it. For its part, the industry must invest in exploration, must prove the profitability and life of its projects and must continue to replace its reserves as they are depleted by mining to ensure all stakeholders benefit from the projects on a sustained basis. Equally important is the industry’s responsibility to invest in the upskilling and empowerment of its host country’s people, so that its mines can be operated and managed by local nationals. It must also secure its social licence as a corporate citizen of the country by investing in meaningful community upliftment initiatives, including the development of post-mining commercial projects.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Randgold Country Manager DRC Cyrille Mutombo +243 990 104 774 +243 815 842 990	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.